The Parent Company

717 17th Street, Suite 1300

Denver, Colorado 80202

November 25, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Parent Company—Acceleration Request –
Registration Statement on Form S-3 (No. 333-153160)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The Parent Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:30 p.m., Washington, D.C. time, on Friday, November 28, 2008, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, THE PARENT COMPANY

By:	/s/ Michael Wagner
Name: Michael Wagner Title: Chief Executive Officer